FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16
of the Securities Exchange Act of 1934

For the Month of March 2008

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated March 10, 2008 announcing that Registrant has provided Petróleo Brasileiro S.A. (Petrobras) a 500-site Gilat SkyEdge broadband network platform for enterprise and offshore maritime applications.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated March 11, 2008

Gilat provides a SkyEdge broadband satellite network to Brazil’s Petrobras

– Global energy company using SkyEdge VSATs for onshore and offshore maritime applications –

Petah Tikva, Israel, March 10, 2008 – Gilat Satellite Networks Ltd. (Nasdaq: GILT) today announced it has provided Petróleo Brasileiro S.A. (Petrobras) a 500-site Gilat SkyEdge broadband network platform for enterprise and offshore maritime applications. Petrobras is a Brazilian-based international energy company, and is one of the fifteen largest oil companies in the world.

Petrobras is using the SkyEdge VSAT network for a variety of interactive web, video, SCADA, and telephony applications. The VSATs provide connectivity between Petrobras’ Rio de Janeiro headquarters, its remote offices throughout Brazil, gas stations, pipelines, and among its offshore oil platforms, vessels and exploration sites. SkyEdge is providing primary communication links in regions where broadband terrestrial connectivity is unreliable or unavailable as well as backup connectivity to other sites.

Russell Ribeiro, Gilat do Brasil general manager, said, “Our agreement with Petrobras demonstrates our proficiency to meet the complex, high performance standards and high quality communications requirements of one of the world’s largest energy companies. Petrobras’ requirements, which included mobile and stabilized systems as well as a satellite-based video surveillance solution, highlight our ability to respond to the full spectrum of customer needs.”

Gilat’s SkyEdge is a satellite communications system that delivers high-quality voice, broadband data and video services over a powerful unified system. SkyEdge represents Gilat’s extensive knowledge base and field-proven product offering, acquired through two decades of experience. SkyEdge’s flexible architecture and efficient space segment utilization make it an ideal platform for operators and service providers.

About Petrobras

Founded in 1953, Petrobras is one of Brazil’s largest international companies – leading the oil sector in exploration, production and distribution. Petrobras is internationally acknowledged as one of the fifteen largest oil companies in the world today and it is the leader in its industry in developing one of the most advanced deepwater and ultra-deep water technology for oil production. For more information, please visit www.petrobras.com.br.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., which provides managed services in North America for businesses and governments through its Connexstar service brand and for consumers through its StarBand service brand; (iii) Spacenet Rural Communications, which offers rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 670,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets the SkyEdge ™ and SkyEdge II Product Family which includes the SkyEdge Pro, SkyEdge IP, SkyEdge Call, SkyEdge DVB-RCS and SkyEdge Gateway. In addition, the Company markets numerous other legacy products.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact:
Kim Kelly
Phone: +972-3-925-2406
Email: Kimk@gilat.com